                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-6 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2001

                          ----------------------------

                                 Activcard S.A.
             (exact name of registrant as specified in its charter)

                          -----------------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                         ------------------------------

             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

                Indicate by check mark whether the registrant by
        furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                                  Yes [ ] No[X]

                           Forward-looking Statements

         This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                         ------------------------------


         This Form 6-K includes the Press Release, "ActivCard Reports Record Quarterly Revenue with 129% Year-Over-Year Growth," dated May 10, 2001.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 15, 2001

                                           ActivCard, S.A.

                                           By:      /s/ Blair Geddes
                                           Name:    Blair Geddes
                                           Title:   Chief Financial Officer

                   ACTIVCARD REPORTS RECORD QUARTERLY REVENUE
                         WITH 129% YEAR-OVER-YEAR GROWTH

         REAFFIRMS GUIDANCE FOR 2001 AND INITIATES LEADERSHIP TRANSITION


FREMONT, CALIF., MAY 10, 2001-- ActivCard S.A. (Nasdaq: ACTI; Easdaq: ACTI), a leading provider of digital identity products and technology, today reported net revenue for the quarter ended March 31, 2001 was $7.1 million, a 129% increase over revenue of $3.1 million recorded in the first quarter of 2000.

Pro forma net income for the quarter ended March 31, 2001, excluding one-time acquisition costs and unrealized currency transaction gains was $115,000, or $0.00 per diluted share, compared to a loss of $2.7 million, or $0.08 per diluted share, in the comparable period of 2000. Including one time gains and charges, net loss for the first quarter 2001 was $371,000, or a loss per diluted share of $0.01, compared to net income of $2.7 million, or $0.07 per diluted share, in the first quarter of 2000.

During the first quarter 2001, ActivCard recorded one-time charges of $4.0 million, primarily related to the termination of the acquisition of Authentic8 International and an unrealized currency transaction gain of approximately $3.7 million. The one-time gain was generated from U.S. dollars held in France in anticipation of the acquisition of Authentic8 International, which was subsequently terminated.

During the quarter, the Company announced that HP (Hewlett Packard) selected ActivCard's digital identity technology for their internal implementation. Using this technology HP is migrating from their existing single-function token-based system to a multi-function smart card based solution offering new levels of mobility, security and user convenience.

In addition, ActivCard signed a licensing and distribution agreement on March 7, 2001 with Datacard Group. Under the terms of the agreement Datacard will market, distribute, and support ActivCard software packages for smart card programs. Datacard is a world leader in plastic card personalization and identity management solutions with sales and service to over 120 countries.

Commenting on the Company's outlook, Jean-Gerard Galvez, ActivCard Chief Executive Officer stated, "We continue to experience strong demand for ActivCard technology and are committed to scaling our business to address this demand. We recently signed a definitive agreement to acquire Safe Data System, a developer of user authentication software, in a cash and stock transaction valued at approximately $5.25 million. Safe Data provides us with additional engineering staff and new product features."

Blair Geddes, Chief Financial Officer stated, "The Company achieved record revenue and margin by better leveraging its existing sales infrastructure. Accordingly, SG&A expenses were lower than planned, although we continued to invest, as planned, in research and development.

Regarding the outlook for the remainder of the year, we believe we are on track to achieve our goal of continued sequential revenue growth and 100-120% year-over-year growth. "

The Company also announced today that Jean-Gerard Galvez would be leaving his position as Chief Executive Officer and that a search for his replacement is currently underway.

Jean-Gerard Galvez commented, "When I became Chief Executive Officer in 1995, one of my goals was to build a major presence for ActivCard in the United States. After succeeding in this endeavor with the signing of lighthouse customers like the US Department of Defense, Citibank and Hewlett Packard, and establishing relationships with Microsoft, Sun Microsystems, and other technology leaders, this goal has been achieved. The Company also executed a very successful public offering on Nasdaq last year, which raised over $300 million in capital. It is now time for ActivCard to gain new leadership that will take the Company to the next level. As a significant shareholder, I look forward to the Company's continued success."

"We thank Jean-Gerard for his many contributions to ActivCard and for guiding the Company to its current stage of development," said Yves Audebert, Vice Chairman, President and Chief Operating Officer of ActivCard. "The executive management team and I will collectively assume Jean-Gerard's duties during the transition."

ActivCard's first quarter earnings conference call will be held today, Thursday, May 10th, at 4:00 p.m. GMT+1 / 11:00 a.m. EDT / 8:00 a.m. PDT. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.

ABOUT ACTIVCARD
ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore, and the United Kingdom. Visit us on the web at www.activcard.com.

ActivCard(TM) is a registered trademark of ActivCard S.A. in the United States and in other countries.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S BEST JUDGEMENT BASED ON FACTORS CURRENTLY KNOWN. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE STATEMENTS INCLUDED IN THIS PRESS RELEASE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. ACTIVCARD DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                 ActivCard, S.A
 Unaudited Pro forma Condensed Consolidated Statements of Operations (U.S. GAAP)
                 (in thousands of US dollars, except share data)

                                                     Three months ended March 31,
                                                         2001            2000
                                                     ------------    ------------
Revenues .........................................   $      7,089    $      3,102
Cost of revenues .................................          2,513           1,167
                                                     ------------    ------------
Gross profit .....................................          4,576           1,935
                                                     ------------    ------------

Operating expenses:
   Selling and marketing .........................          5,437           3,176
   General and administrative ....................          1,123             564
   Research and development ......................          3,595           1,654
                                                     ------------    ------------
                                                           10,155           5,394
                                                     ------------    ------------

Operating loss ...................................         (5,579)         (3,459)

Interest income ..................................          5,695             735
                                                     ------------    ------------
Net income (loss) before income taxes ............            116          (2,724)

Provision for income taxes .......................             (1)             (1)
                                                     ------------    ------------

Net income (loss) ................................   $        115    $     (2,725)
                                                     ============    ============


Loss per common share:
   Basic .........................................   $      (0.00)   $      (0.08)
                                                     ============    ============

   Diluted .......................................   $      (0.00)   $      (0.08)
                                                     ============    ============


Weighted average number of common shares:
   Basic .........................................         39,905          33,631
                                                     ============    ============

   Diluted .......................................         42,418          33,631
                                                     ============    ============


The following items have been excluded in the derivation of proforma results:
   Operating expenses:
     Acquisition related charges .................   $      4,009    $         --
     Settlement of litigation ....................            155              --
                                                     ------------    ------------
   Total excluded from operating expenses ........          4,164              --

   Foreign exchange gains ........................         (3,678)         (5,439)
                                                     ------------    ------------
   Total net pro forma adjustments ...............   $        486    $     (5,439)
                                                     ============    ============

                                 ActivCard, S.A
      Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)
                 (in thousands of US dollars, except share data)

                                                     Three months ended March 31,
                                                         2001            2000
                                                     ------------    ------------
Revenues .........................................   $      7,089    $      3,102
Cost of revenues .................................          2,513           1,167
                                                     ------------    ------------
Gross profit .....................................          4,576           1,935
                                                     ------------    ------------

Operating expenses:
   Selling and marketing .........................          5,437           3,176
   General and administrative ....................          1,123             564
   Research and development ......................          3,595           1,654
   Non-recurring charges .........................          4,164              --
                                                     ------------    ------------
                                                           14,319           5,394
                                                     ------------    ------------

Operating loss ...................................         (9,743)         (3,459)

Interest income ..................................          5,695             735
Foreign exchange gain ............................          3,678           5,439
                                                     ------------    ------------

(Loss) income before income taxes ................           (370)          2,715

Provision for income taxes .......................             (1)             (1)
                                                     ------------    ------------

(Loss) income ....................................   $       (371)   $      2,714
                                                     ============    ============

(Loss) earnings per common share:
   Basic .........................................   $      (0.01)   $       0.08
                                                     ============    ============

   Diluted .......................................   $      (0.01)   $       0.07
                                                     ============    ============



Weighted average number of common shares:
   Basic .........................................         39,905          33,631
                                                     ============    ============

   Diluted .......................................         39,905          39,530
                                                     ============    ============

                                 ActivCard, S.A
           Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)
                         (in thousands of U.S. dollars)

                                                            March 31,     December 31,
                                                              2001            2000
                                                          ------------    ------------
ASSETS
Current assets
   Cash and equivalents ...............................   $    306,084    $    309,850
   Accounts receivable ................................          5,829           5,835
   Inventory ..........................................          2,952           3,480
   Other current assets ...............................          2,904           4,259
                                                          ------------    ------------
Total current assets ..................................        317,769         323,424

Property and equipment, net ...........................          4,301           1,838

Other assets ..........................................          1,860           1,073
                                                          ------------    ------------

Total assets ..........................................   $    323,930    $    326,335
                                                          ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable ...................................   $      4,586    $      4,985
   Accrued liabilities ................................          8,487           6,479
                                                          ------------    ------------
                                                                13,073          11,464

Long-term debt ........................................            136             108
                                                          ------------    ------------
                                                                13,209          11,572
                                                          ------------    ------------

Shareholders' equity
   Common shares and paid-in capital ..................        385,377         385,356
   Accumulated deficit ................................        (53,938)        (53,567)
   Accumulated translation adjustment .................        (20,703)        (16,852)
   Unrealized loss on available-for-sale securities ...            (15)           (174)
                                                          ------------    ------------
Total equity ..........................................        310,721         314,763
                                                          ------------    ------------

Total liabilities and shareholders' equity ............   $    323,930    $    326,335
                                                          ============    ============

                                 ActivCard, S.A
      Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP)
                      For the quarter ended March 31, 2001
                          (in thousands of US dollars)

Operating activities:
  Net loss .................................................     $       (371)

Adjustments to reconcile net loss to net cash provided
  by operating activities:
   Depreciation and amortization ...........................              206
   Other non-cash items ....................................              216

Increase (decrease) in cash from:
   Accounts receivable .....................................                6
   Inventory ...............................................              528
   Other current assets ....................................            1,345
   Accounts payable ........................................             (335)
   Accrued liabilities .....................................            1,968
                                                                 ------------

Net cash provided by operating activities ..................            3,563
                                                                 ------------

Investing activities:
   Capital expenditures ....................................           (2,735)
   Investment in other long-term assets ....................             (116)
                                                                 ------------
Net cash used in investing activities ......................           (2,851)
                                                                 ------------

Financing activities:
   Proceeds from issuance of common shares .................               21
   Working capital loans to unrelated party ................             (700)
   Repayment of long-term debt .............................              (40)
                                                                 ------------
Net cash used in financing activities ......................             (719)
                                                                 ------------

Effect of exchange rate changes on cash and equivalents ....           (3,759)
                                                                 ------------

Change in cash in period ...................................           (3,766)

Cash and equivalents, beginning of period ..................          309,850
                                                                 ------------

Cash and equivalents, end of period ........................     $    306,084
                                                                 ============

U.S. CONTACTS:
INVESTORS:                          MEDIA:                                      COMPANY:
Kip Meintzer, Quynh Nguyen          Christopher Katis, Laurie-Anne Lassek       Rod Stuhlmuller
Morgen-Walke Associates             Morgen-Walke Associates                     ActivCard, Inc.
415-439-4516                        415-439-4518                                510-574-0100

EUROPEAN CONTACTS:
INVESTORS:                          MEDIA:                                      COMPANY:
Nicole Curtin, Ronald Dassa         Lorie Lichtlen                              David Dieumegard
Morgen-Walke Associates             Morgen-Walke Associates                     ActivCard
33-1-47-03-6810                     33-1-47-03-6810                             33-1-42-04-8400